Exhibit 99.1

NEWS RELEASE

July 31, 2018 — Nexa Resources S.A. (NYSE/TSX:NEXA) (“Nexa” or the “Company”) today reported operating and financial results for the SECOND quarter of 2018 (“2Q18”) and reinforced its production and capex guidance for fiscal year 2018. We also announced our intention to propose share buybacks to our shareholders.

Tito Martins, CEO of Nexa: “Our results for the 2Q18 reflect the good momentum for the metal prices at the beginning of the year and the increase in our metal sales levels, comparing to 2Q17. Our production delivered to date make us confident in reiterating our guidance for the year.

Our mineral exploration program continues advancing. We were authorized to commence drilling activities at the Topara North area, located in the region of Cerro Lindo, our largest zinc mine in operation.

We renegotiated US$200 million in outstanding debt with banks during the quarter. This is part of our efforts and commitment to extend our debt and reduce our financial costs, maintaining a sound balance sheet.

We believe our operating cash flow and strong capital structure provide the ability to open new alternatives to create value to our Company and its shareholders. The share buyback authorization being proposed reinforces our confidence in the fundamentals and long-term outlook of Nexa without impacting our growth strategy, including our capital expenditure programs, our development of greenfield projects, and our ability to keep paying dividends to our shareholders as we have done since our initial public offering.”

THIS EARNINGS RELEASE DATED AS OF JULY 31, 2018 SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO AS AT AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2018. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call

Wednesday, August 1, 2018 – 11am (ET)

USA: +1-866-807-9684

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-317-5415

Documents: www.nexaresources.com/investors

Contact: ir@nexaresources.com

Highlights

Selected indicators:

Main KPIs	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Metal sales (kton) (1)	152.1	146.4	145.7	4.4%	298.6	285.1	4.7%
Zn mining production (kton Zn)	92.3	87.2	91.7	0.7%	179.5	183.9	-2.4%
Zn Eq mining production (kton) (2)	135.5	134.0	143.9	-5.8%	269.5	279.1	-3.5%
Mining cash cost (US$ / lb) (3)	0.25	0.22	0.21	20.1%	0.24	0.30	-20.3%
Mining AISC (US$ / lb) (4)	0.42	0.36	0.38	10.8%	0.39	0.44	-11.5%
Smelting cash cost (US$ / lb) (4)	1.30	1.43	1.08	20.7%	1.37	1.09	25.5%
Smelting AISC (US$ / lb) (4)	1.40	1.51	1.20	16.5%	1.45	1.20	21.2%
Revenue (US$ million)	636.5	676.2	571.4	11.4%	1,312.7	1,120.7	17.1%
Adjusted EBITDA (US$ million)(5)	162.9	191.2	139.7	16.6%	354.2	283.7	24.8%
Adj. EBITDA margin (%)(5)	25.6%	28.3%	24.4%	120 bp	27.0%	25.3%	170 bp
Financial results (US$ million)	-152.4	-29.0	-70.0	117.7%	-181.4	-65.9	175.2%
Net income (loss) (US$ million)	-35.3	62.8	5.1	N/A	27.4	60.3	-54.5%
Earnings (loss) per share (US$)(6)	-0.30	0.41	-0.04	N/A	0.11	0.40	-72.4%
Adj. EBITDA mine (US$ million) (7)	116.3	160.6	110.1	5.6%	276.9	211.1	31.2%
Adj. EBITDA smelter (US$ million) (7)	46.7	29.9	35.4	31.9%	76.6	80.4	-4.7%
Capital expenditures (US$ million)	58.5	33.0	55.0	6.3%	91.5	85.7	6.8%
Expansion (US$ million)	19.2	9.6	15.9	20.9%	28.9	24.8	16.6%
Non-expansion (US$ million)	39.3	23.3	39.1	0.4%	62.6	60.9	2.8%
Gross Debt (US$ million)	1,421	1,384	1,407	1.0%	1,421	1,407	1.0%
Cash (US$ million)(8)	1,153	1,117	1,147	0.5%	1,153	1,147	0.5%
Net debt (US$ million)	260.8	261.4	269.6	-3.3%	260.8	269.6	-3.3%
Net debt/LTM EBITDA (x)	0.35	0.37	0.58	-39.1%	0.35	0.58	-39.1%

(1) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume). Kton refers to one thousand metric tons.

(2) Consolidated mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton; Copper: US$6,166/ton; Lead: US$2,317/ton; Silver: US$17/oz; Gold: US$1,257/oz.

(3) Zinc cash cost net of by-products credits, in US$/lb.

(4)  Zinc all-in sustaining cost net of by-products credits, in US$/lb. For AISC reconciliation, please refer to our 2Q18 Earnings Release.

(5) Refer to “Use of Non-IFRS Financial Measures” for further information.

(6) EPS is calculated considering Net income attributable to Nexa’s shareholders.  Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.2.2 of NEXA’s 2Q18 Financial Statements (“FS”) for further information.

(7) The sum of segment adj. EBITDA does not equals consolidated adj. EBITDA due to other lines before consolidation, please refer to FS note #21(b).

(8) Cash, cash equivalents and financial investments.

Mining Performance:

•                  Production by metal in 2Q18 totaled 92.3kton of zinc, 9.0kton of copper, 12.7kton of lead, 1,847koz of silver and 7.1koz of gold compared to 91.7kton of zinc, 12.0kton of copper, 13.1kton of lead, 2,046koz of silver and 9.4koz of gold in 2Q17.

•                  Zinc equivalent metal production totaled 135.5kton in 2Q18, down 5.8% compared to 143.9kton in the same period of the previous year mainly driven by the lower copper production. When compared to 1Q18, there was a slight increase of 1.5kton in 2Q18.

•                  Per mine production on a zinc equivalent basis. In 2Q18, the Peruvian Cerro Lindo mine accounted for 43.3% of total production, followed by the Vazante, El Porvenir, Atacocha and Morro Agudo mines, which accounted for 26.4%, 16.8%, 8.4% and 5.1%, respectively.

•                  Cash cost net of by-products credits increased 20.1% to US$0.25/lb (or US$553/ton) in 2Q18 compared to 2Q17. The increase was mainly due to: (i) lower by-products credits (—US$175/ton); (ii) higher operating costs (+US$167/ton) in Peru, resulting from process revisions that started in the second half of 2017 in order to reinforce safety conditions; (iii) higher development costs in Peru; and (iv) higher maintenance and personnel costs in Brazil.

•                  All-in sustaining cost net of by-products credits (“AISC”) also increased in 2Q18, amounting to US$0.42/lb (or US$920/ton) - up 10.5% compared to 2Q17.

Smelting Performance:

•                  Metallic zinc sales including zinc oxide, of 152.1kton in 2Q18 were 4.4% higher than 2Q17 of 145.7kton, explained by a higher production output in the quarter.

•                  Cash cost net of by-products credits increased 20.7%, to US$1.30/lb (or US$2,862/ton) in 2Q18 compared to 2Q17, mainly due to higher raw material costs driven by higher zinc prices and lower treatment charges, partially offset by Brazilian currency devaluation in the period. Our cash cost net of by-products credits is measured in respect to zinc.

•                  AISC increased 16.5% in 2Q18, to US$1.40/lb (or US$3,092/ton), impacted by the reasons listed above and partially offset by lower sustaining CAPEX.

Projects and Operations Developments:

•                  Cerro Lindo:

•                 The environmental authorities authorised us to explore the region north of the Topara river and we are planning to start the drilling activities in early August 2018.

•                 We have been developing new galleries and stopes, which will enable us to grow production in 2H18.

•                  We are investing in the construction of a new waste deposit and in the replacement of the seawater pipeline from the desalination plant (among other projects) in order to guarantee the long-term sustainability of the mine.

•                  Aripuanã (greenfield)

•                  The project is currently in final feasibility study (FEL3) which is 95% completed as of June 30, 2018.

•                  The construction permit request has been submitted to the Mato Grosso state environmental authority (SEMA).

•                  Mining plan and design are concluded and under final review by RPA Canada.

•                  The construction of the project should be submitted to Nexa’s Board of Directors for approval in the second half of 2018.

For more details about the Aripuanã project, please refer to our 2Q18 Earnings Release.

Financial Performance:

•                  Revenues of US$636.5 million in 2Q18, up 11.4% compared to 2Q17, driven by higher metal prices and higher sales volumes from our smelters.

•                  Adjusted EBITDA of US$162.9 million in 2Q18 compared to US$139.7 million in 2Q17 - up 16.6%.

•                  Adjusted EBITDA margin of 25.6% in 2Q18 compared to 24.4% in 2Q17.

•                  Net Debt/Adj. EBITDA of 0.35x as of June 30, 2018.

•                  Average maturity of the total debt(1) of 6.4 years at an average cost of 4.8% as of June 30, 2018, with only 21% of the total debt maturing within the next five years. We renegotiated US$200 million in outstanding debt with banks during the quarter, extending the average maturity of such debt by 1.5 years and reducing the all-in cost by more than 120 b.p.

•                  Cash position of US$1.15 billion as of June 30, 2018 (cash and cash equivalents plus financial investments).

•                  Net loss attributable to Nexa’s shareholders amounted to US$40.5 million in 2Q18, compared to a loss of US$4.1 million in 2Q17, mostly due to the negative impact of exchange variation on intercompany loans, a non-cash effect. For more information please refer to our 2Q18 Earnings Release.

Corporate Highlights

•                  Share repurchase program: The Board of Directors determined to convene a general meeting of shareholders of the Company to be held on September 13, 2018, in order to consider the approval of share repurchases of up to 6.5 million shares over a three-year period. The share buyback authorization being proposed reinforces our confidence in the fundamentals and long-term outlook of Nexa without impacting our growth strategy, including our capital expenditure programs, our development of greenfield projects, and our ability to keep paying dividends to our shareholders as we have done since our initial public offering.

(1)  Our total debt refers to short and long term loans and financing (principal only).

Please refer to the press release published today for further details.

•                 Mineral reserves and resources report: On April 30, 2018 we filed our annual report on Form 20-F for the fiscal year ended December 31, 2017 and published a report with updated information relating to mineral reserves and resources as of December 31, 2017 (“2017 YE MRMR Update”). Such report discloses estimated contained metal in the Proven and Probable Mineral Reserve categories estimated as of December 31, 2017 in accordance with the 2014 CIM (Canadian Institute of Mining. Metallurgy and Petroleum) Definition Standards, whose definitions are incorporated by reference in NI 43-101 totaling an aggregate of contained metal in reserves of 3,897.2 thousand tonnes of zinc, 430.8 thousand tonnes of copper, 592.6 thousand tonnes of lead, 3,468,642 kilograms of silver and 2,919 kilograms of gold, representing an increase of 8.7% for zinc, 5.6% for copper, 6.6% for lead, 7.9% for silver and a 5.4% decrease in gold, in comparison to information provided in our previous 2017 publicly available technical reports on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

2018 Outlook

The Company continuously monitors the performance of its operations and, based on current results, we are reiterating our annual guidance for mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year as reported on February 15, 2018. These estimates are based on a number of assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report.  Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this earnings release. Details regarding the guidance and performance of each indicator in the first half 2018 in our 2Q18 Earnings Release.

Mining Production

Mining production in 2Q18 reached 135.5kton in zinc equivalent terms. In the first half of 2018, we produced 98.5% of the volume planned for the period, which allows us to reinforce our annual guidance. Production is slightly below the planned amount for 1H18, due to delays in developing new mining galleries at Cerro Lindo. The performance improvement in Vazante and El Porvenir partially offset this effect.

Metal Contained (in concentrate)	2017 actual	YTD 2018	2018 estimated
Zinc (kton)	375.4	179.5	370	-	390
Lead (kton)	52.6	25.0	55	-	60
Copper (kton)	44.2	19.6	39	-	42
Silver (koz)	7,946	3,731	7,600	-	8,000
Gold (koz)	32.5	14.5	17	-	19

Main assumptions behind the annual guidance are: (i) the increase in total treated ore by more than 6% compared to the previous year; (ii) lower grades, especially in the Cerro Lindo mine, as expected; and (iii) planned operational dilution reduction in Vazante. We are focusing our efforts to sustain high levels of production in Cerro Lindo during the 2H18, as planned. Our ability to adapt our mining plan throughout the year supports our decision to reiterate our mining production guidance.

Metal Sales

Smelting metallic zinc sales totaled 143.1 ktons in the quarter while zinc oxide sales reached 9.0 ktons. In 2Q18 our smelters ran at capacity while roasters performance increased as expected. Weather conditions in 2Q18 were more favorable than the prior year enabling us to operate within our planned schedule and focus our efforts on cost efficiency and enhancing our safety standards.

Smelting sales	2017 actual	YTD 2018	2018 estimated
Zinc Metal (kton)	555.4	280.4	560	-	580
Zinc Oxide (kton)	38.5	18.1	37	-	39
Total	593.9	298.6	597	-	619

The main assumptions for the annual smelting sales are: (i) increase in the performance of roasters across each of the Company’s smelters; and (ii) regular production throughout 2018.

Capital expenditures (“CAPEX”)

We invested US$58.5 million during the quarter, US$35.2 million within our mining business, US$19.1 million within our smelting business and US$4.1 million in other fronts. Total capital expenditures were US$9.0 million below budget for 2Q18 - 80% of this difference is explained by the depreciation of Brazilian reais (BRL) since most of the CAPEX in Brazil is denominated in reais (BRL) and translated to dollars.

Capex per segment (US$mm)	2017 actual	2018 YTD	2018 estimated
Mining	107.1	55.2	172
Smelter	81.0	29.2	108
Others	9.5	7.0	—
Total	197.6	91.5	280

Capex per category (US$mm)	2017 actual	2018 YTD	2018 estimated
Expansion/Greenfield	48.8	28.9	90
Modernization	21.4	1.7	20
Sustaining	59.4	24.3	68
HS&E/Tailing dams	62.1	31.7	92
IT/Others	5.9	4.9	10
Total	197.6	91.5	280

Please refer to our 2Q18 Earnings Release for a list of the main projects for 2018 and related CAPEX.

Expenses related to Project Development and Exploration(2)

In 2Q18, we spent US$20.7 million in mineral exploration on our greenfield and brownfield project and open field targets. Project development expenses amounted to US$6.8 million in 2Q18. As the Company advances with its exploration and drilling campaigns and further develops its pipeline of projects, the expenses estimated for 2018 are expected to meet the guidance.

(US$mm)	2017 actual	2018 YTD	2018 estimated
Mineral exploration	76.2	36.6	86.2
Project development(1),(2)	16.6	10.2	30.0
Adjustment(2)	-1.6
Total	92.7	46.8	116.2

(1)         Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2)

(2)         Projects amounting to US$23.6 million were reclassified to CAPEX or to Corporate Projects reducing the previously disclosed guidance of US$139.8 million for Project Development and Exploration for 2018 to US$116.2 million.

(2)  Including exploration, expansion, modernization, R&D, health, safety and environment among others.

Mineral exploration highlights

The Company is advancing in its exploration and drilling campaigns to ensure the long-term sustainability of the business through the increase of its mineralized areas. A total of US$36.6 million was invested in the first half of 2018, totaling 147,381 meters of diamond drilling. For a summary of exploration drilling results to date, please refer to our 2Q18 Earnings Release for mineral results.

About Nexa

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this News Release, we present Adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less

(viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Technical Information

The scientific and technical information contained in this Earnings news release has been reviewed, verified and approved by Thiago Nantes Teixeira B. Eng, FAusIMM, Mining Manager of Nexa Resources, a “Qualified Person” as defined in NI 43-101. The report with updated information relating to mineral reserves and resources estimates as of December 31, 2017 and technical reports relating to Nexa Resources’ mineral properties referenced in this News Release are available under the Company’s SEDAR profile at www.sedar.com. Such reports include relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this News Release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this News Release.